

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 20, 2006

Mr. James A. Sabala
Chief Financial Officer
Coeur d'Alene Mines Corporation
505 Front Ave., P.O. Box "I"
Coeur d'Alene, ID 83816

>   **Re: Coeur d'Alene Mines Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 14, 2006**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
>   **Filed May 9, 2006**
>   **Response letter dated May 22, 2006**
>   **File No. 1-08641**

Dear Mr. Sabala:

      We have reviewed your filings and response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Controls and Procedures, page 43

1.   We note that you designed your disclosure controls and procedures to provide "reasonable assurance" of achieving the desired control objectives. In future filings, please revise your conclusion to indicate, if true, that your disclosure controls and procedures are effective at the "reasonable assurance" level. We note that your disclosure in your Form 10-K for the fiscal year ended December 31, 2005 indicated that your disclosure controls and procedures were effective at the reasonable assurance level.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

Silver and Gold Mining Properties, page 3

2.   Revise your disclosure to include sufficient information in reserve tables for
        investors to figure the amount of minable reserves from the "in place" amounts
        that you disclose. In most cases, this means including a footnote in each reserve
        table of the weighted average mining recover, if it does not already have that.

Australia - Endeavor Mine, page 12 and Australia – Broken Hill Mine, page 14

3.   Your supplemental information indicates that the maximum amount of payable
        ounces of silver you have acquired at the Endeavor Mine exceeds the mine's
        reserve estimates at this time. Please disclose this information. To the extent this
        condition also applies to the Broken Hill Mine, disclose that information.

Alaska – Kensington Gold Project, page 18

4.   We note a significant change in your estimated capital costs for the Kensington
        project between your 2004 and 2005 Form 10-K filing. In the latest filing,
        expand your disclosure about the reasons for this increase in capital costs, and
        compare the two estimates.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Jennifer Goeken at (202) 551-3721, Kevin Stertzel at (202) 551-
3723 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding
comments on the financial statements and related matters. You may contact Roger Baer,
Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please
contact me at (202) 551-3740 with any other questions.

                                                        Sincerely,

H. Roger Schwall
Assistant Director